November 20, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:                         Mr. Terence O’Brien, Accounting Branch Chief
                                           Division of Corporation Finance

CC:    Ms. Tracey Houser, Staff Accountant
           Division of Corporation Finance

                                           Mr. Edward M. Kelly, Senior Counsel
                                           Division of Corporation Finance

                                           Ms. Pamela A. Long, Associate Director
                                          Division of Corporation Finance

RE:         CompX International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, Filed February 26, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 1-13905

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated October 27, 2009, (the “Comment Letter”), which sets forth comments of the Staff regarding the above referenced Form 10-K and Forms 10-Q of CompX International Inc. (“CompX). CompX has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies and Estimates, page 16

Goodwill and other intangible assets, page 16

1.
We note that in addition to testing the Furniture Components reporting unit’s goodwill for impairment at the annual testing period in the third quarter, you also tested this reporting unit’s goodwill for impairment during the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009.  In future filings, please provide investors with a more specific explanation as to why you needed to test Furniture Components’ goodwill for impairment at an interim date.  For example, disclosure that states an interim testing was required because actual cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

In our future filings with the Commission, to the extent we test the goodwill associated with any of our reporting units for impairment at an interim date, we will include a more detailed discussion of the reasons that led management to conclude such an interim impairment test was required (e.g. sales and operating income for a reporting unit falling materially below our projections, or a reporting unit that has generated significant negative cash flows or operating losses for a sustained period).   For example, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we note that we tested our Furniture Component reporting unit’s goodwill “due to continued unfavorable economic conditions and lower than expected results.”  In our future filings with the Commission, we would clarify that “lower than expected results” refers to actual sales and operating income falling materially below our projections for the reporting unit.  We did not specifically include any of these disclosures in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as we completed our annual goodwill impairment analysis during this quarter (i.e. the impairment analysis we most recently completed was not an interim impairment analysis).

2.
To the extent that the estimated fair value of any of your reporting units does not significantly exceed the carrying value, please disclose the percentage by which fair value exceeds the carrying value as of the most recent step one testing date.  For those reporting units, please also provide a more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis.  An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time.  In addition, please discuss the potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosures you intend to include in future filings.

In our future filings with the Commission, to the extent the estimated fair value of any of our reporting units does not significantly exceed the carrying value of such reporting unit, we will expand the quantitative disclosures regarding the goodwill associated with such reporting unit to disclose (i) the percentage by which the estimated fair value of such reporting unit exceeds our carrying value of such reporting unit and (ii) the amount of goodwill we have recognized for such reporting unit.  We will also disclose the degree of uncertainty associated with the key assumptions used in our cash flow analysis and potential events and/or changes in circumstances that could reasonably be expected to negatively impact such key assumptions by disclosing (i) the maximum percentage by which our estimated future cash flows from operations less capital expenditures for such reporting unit could decrease before it would be reasonably likely to conclude an impairment of the goodwill associated with such reporting unit would be present and (ii) the percentage increase in the rate used  to discount such cash flows that would reduce the enterprise value for such reporting unit sufficiently to indicate a potential impairment was present.  Please see our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 for such expanded disclosures regarding the potential for a goodwill impairment at our Furniture Components reporting unit in the “Segment Results – Outlook” section of our MD&A.  We also note that the estimated fair value of our remaining reporting unit with goodwill at September 30, 2009, our Security Products reporting unit, exceeds the carrying value of the reporting unit by a substantial amount.

3.
We note your disclosure that no impairments of your long-lived assets were identified during fiscal year 2008, including the other intangible assets of your Marine Components reporting unit.  We further note that you tested the assets allocated to your Marine Components reporting unit for impairment during the second quarter of fiscal year 2009.  In future filings, please disclose the carrying value of the assets tested for impairment as of the most recent testing date by asset group.  To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose the percentage by which undiscounted cash flows exceeded the carrying value by asset group.  Please note that disclosure of the carrying values the business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed.  Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties.  Please also provide investors with the specific factors that could lead to material impairment charges for each group of assets that are at-risk.  Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results.  Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge.  See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4.  Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off.  This includes an obligation to provide information regarding the magnitude of exposure to loss.”

In our future filings with the Commission, we will disclose the carrying value of each asset group we tested for impairment as of the most recent testing date (including any asset group which is generating negative cash flows).  In addition, to the extent the undiscounted cash flows associated with such asset group are not materially different from the carrying value of the asset group (and therefore such asset group would be at risk for a possible future impairment charge), we will disclose (i) the maximum percentage by which such undiscounted cash flows could decrease before we would conclude recognition of a material impairment charge would be reasonably likely and (ii) any material uncertainties or other specific factors that could cause such cash flows to decrease and therefore lead to recognition of such material impairment charge. For example, in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we expanded our disclosures regarding the asset groups within our Marine Components reporting unit which were tested for impairment, including providing the asset carrying values of the asset groups tested for impairment, in the “Segment Results – Outlook” section of our MD&A.  We also note that although the operating performance of our Marine Components reporting unit has been below our expectations, the reporting unit has generated positive cash flows in 2009.

Results of Operations, page 18

4.
We note that foreign currency exchange rates positively impacted fiscal year 2009 operating income by $1.3 million, or 21%.  In future filings, please provide investors with an insight as to what caused you to recognize foreign currency transaction gains in fiscal year 2008 as compared to losses recognized in fiscal year 2007.  In this regard, we note your disclosure that the value of local currencies in comparison to the U.S. dollar was strengthening in both fiscal years.

In our future filings with the Commission, to the extent we recognize material foreign currency transaction gains or losses in our results of operations, or to the extent material changes in foreign currency exchange rates impacts the comparability of our sales and operating income, we will discuss the factors that we believe contributed to such items.

5.
In future filings, please quantify the extent to which changes in sales volumes and pricing changes impacted the net sales.  Refer to Item 303(A)(3)(iii) of Regulation S-K for guidance.  Please also quantify the impact other material factors had on net sales and the other line items comprising income (loss) from continuing operations for each period presented.  For example, we note that the Security Products’ net sales were impacted by lower order rates offset by sales price increases for certain products without quantification.  We further note your discussion and analysis of gross margin on a consolidated basis, in which you note fiscal year 2008 gross margin was impacted by higher raw material costs, reduced fixed cost coverage from lower sales volume, and lower depreciation expense without quantification.

Our product offering consists of a significantly large number of products that have a very wide variation in prices, which presents certain practical limits to specifically quantifying the impact of changes in volume versus price on net sales.  However, to the extent practical, in our future filings with the Commission, we will revise our Management’s Discussion and Analysis to include a quantification, for each of our three business segments, of the estimated impact resulting from changes in our sales volume and selling prices.  We will also clarify in our future filings the difficulties in providing a quantification of the impact of changes in volume versus price on our net sales, given that our product offering consists of a significantly large number of products that have a very wide variation in prices.  Additionally, we will include quantification of the impact of changes in raw material costs, fixed charge coverage and depreciation expense, to the extent such changes are material.

6.
We note your discussion and analysis of raw material costs on page 20.  In future filings, please enhance this disclosure to provide investors with a more detailed understanding of the variability in the costs of your most significant raw materials (i.e., coiled steel, plastic resins, zinc, and stainless steel).  In this regard, we note that your raw material costs represent over half of cost of goods sold and the variability has been noted as a cause for the decline in your gross margins.  Further, please explain the extent to which the use of raw material supply arrangements impacted your operating results, as we note your statement that these arrangements allow you to stabilize raw material purchase prices to a certain extent.  Refer to Items 303(A)(3)(i)-(ii) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, we will include a more detailed discussion of the variability in the cost of our most significant raw materials (i.e. coiled steel, plastic resins, zinc and stainless steel).  In addition, as discussed in Item 7A of our Annual Report on Form 10-K for the year ended December 31, 2008, we occasionally enter into raw material arrangements to mitigate a portion of the short-term impact of future increases in raw material costs.  We generally do not have long-term supply agreements for our raw material requirements.  In our future filings with the Commission, to the extent we enter into any such raw material arrangements which materially affect our cost of goods sold, we will discuss these arrangements.

7.
In future filings, please provide a more detailed analysis of the factors that impact the areas comprising your income (loss) from continuing operations at the consolidated and reportable segment level, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net sales, gross margins, operating costs and expenses as a percentage of net sales, et cetera.  Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management.  For example, you note that the marine components’ gross margin decline from 27% to 21% due to reduced coverage of fixed costs from lower sales volume.  Given the significant impact the decline in sales volume is not only having to net sales but also to gross margin and operating income, your discussion and analysis should provide investors with greater insight as to why you have been unable to reduce the fixed costs in light of the significant decline in volume and the specific steps management intends to take to reduce these costs.  In this regard, we note that the fixed costs for this reportable segment remain a significant factor to the Marine Components’ operating results in the subsequent periods.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

In our future filings with the Commission, we will provide a more detailed analysis of the factors that materially impact the areas comprising our income (loss) from continuing operations at both the consolidated and reportable segment level, including a complete discussion of known trends or anticipated trends that are and/or may continue to have a material impact on our results of operations.

With respect to our fixed production costs, which we define as costs we incur regardless of the level of our production volume, management has been able to reduce such costs in light of the significant decline in our sales volumes, but management has not been able to reduce such fixed costs by an amount sufficient to fully offset the impact of the lower volumes.  In our future filings with the Commission, we will include a more detailed discussion of the steps management has taken to reduce our fixed production costs to the extent possible, and clarify that due to the nature of such fixed costs management has not been able to reduce such fixed costs by an amount sufficient to fully offset the impact of the lower volumes.  In addition, to the extent our facilities are operating at less than normal capacity, a portion of these fixed costs, which under normal operating conditions would have been absorbed into inventory, are expensed as incurred in accordance with ASC Topic 330-10-30.  In our future filings with the Commission, to the extent the amount of our unabsorbed fixed production costs are material, we will quantify the amounts expensed in each period presented.

Liquidity and Capital Resources, page 23

8.
In future filings, please disclose the amount of inventory for Furniture Components and Marine Components given the significant decline in sales volumes for each of these reportable segments, which could cause a material uncertainty as to the realizability of inventory for these reportable segments.  Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.3-4 of the Financial Reporting Codification for guidance.

As disclosed in the “Consolidated cash flows – Operating activities” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, our days in inventory has declined slightly from 71 days at September 30, 2008 to 70 days at September 30, 2009.  As our days in inventory varies significantly across our three business segments, in our future filings with the Commission, we will disclose the days in inventory by business segment as well as disclose the amount of each inventory category (i.e. raw materials, work in process and finished products) by business segment.  Additionally, if the realizability of inventory at one or more of our segments becomes materially uncertain, we will disclose the nature of the uncertainty.  In this regard, we note that we do not believe the realizability of our inventory for any of our segments was materially uncertain at December 31, 2008, or any date subsequent thereto.

Index of Financial Statements, page F-1

9.
In future filings, please either file a Schedule II – Valuation and Qualifying Accounts as an exhibit and provide an audit report from your independent public accountants covering the schedule, or include the information required in your audited footnotes.  Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.  In this regard, we note that your allowance for doubtful accounts ending balance as of December 31, 2008 is 4.1% of accounts receivable less allowance for doubtful accounts.

In our future filings with the Commission, we will include the information otherwise required pursuant to Schedule II with respect to our allowance for doubtful accounts in our audited consolidated financial statements (and footnotes thereto) to the extent we have a material allowance for doubtful accounts, or provision for doubtful accounts, in any period presented.

We did not include such information in our Annual Report on Form 10-K for the year ended December 31, 2008 because we do not believe our allowance for doubtful accounts, or our provision for doubtful accounts, was material for any period presented in such Annual Report.  With respect to our allowance for doubtful accounts at December 31, 2008, we note that it was only $29,000 higher as compared to December 31, 2007.  The allowance for doubtful accounts at December 31, 2008, as a percentage of total accounts receivable, was higher as compared to such percentage at December 31, 2007 due primarily to the lower overall total accounts receivable at December 31, 2008, consistent with the weak level of our sales in the fourth quarter of 2008.

Note 1 – Summary of significant accounting policies, page F-10

Inventories and cost of sales, page F-11

10.
In future filings, please revise your accounting policy to state all material methods of determining costs related to your inventories, including the amounts of each major inventory category that each method relates along with any other required disclosures for the corresponding cost methods.

In our future filings with the Commission, we will revise our accounting policy related to our inventories to disclose all material methods of determining cost for our raw materials, work in process and finished products inventory, and provide any required disclosures related to such cost methods.

Goodwill and other intangible assets; amortization expense, page F-11

11.
In future filings, please revise your disclosure to clarify that you assess your other intangible assets (i.e., patents and trade names) for impairment in accordance with the guidance in SFAS 144 rather than SFAS 142 as disclosed.

Beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, we have adopted the Accounting Standards Codification and all such references to SFAS have been updated with the appropriate ASC reference.  With respect to the indicated disclosure regarding impairment of other intangible assets, we will make reference to the ASC section applicable to SFAS 144 in our future filings with the Commission.

Exhibits 10.1 and 10.10

12.
We note the statements that some schedules, exhibits, annexes, and similar attachments have not been filed and that CompX International will furnish them supplementally to the Commission upon request.  Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments.  Please revise in future filings.

We did not file the schedules, exhibits, annexes and similar attachments to the indicated Exhibits as we believe such schedules, exhibits, annexes and similar attachments do not contain any additional information that is material in relation to the documents that were filed as Exhibits.  We also concluded that the guidance of Exchange Act Rule 12b-31 would support such an exclusion from filing.

In response to the comment of the Staff in this regard, in our future filings with the Commission we will include any material schedule, exhibit, annex or similar attachment to any new document that we file as an Exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Exhibits 31.1 and 31.2

13.
Item 601(b)(31) of Regulation S-K specifies that the certification must be exactly as set forth in the item.  We note omission of the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)” in paragraph 4.  We note also the inappropriate inclusion of the word “we” immediately before the word “have” I the same paragraph.  File an amendment to the Form 10-K containing full Item 9A disclosure and the company’s financial statements.  See interpretation 246.13 in the Regulation S-K section of our “Compliance & Disclosure Interpretations” which are available on the Commission’s website at www.sec.gov.  Please also address these omissions in future periodic reports.

As soon as it is practicable, CompX will file a Form 10-K/A (Amendment No. 1) for its fiscal year ended December 31, 2008 that will include (i) full Item 9A disclosures and our financial statements and (ii) corrected wording of the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

* * * *

CompX International Inc. acknowledges that:

•	CompX is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	CompX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 448-1413.  I can also be reached via facsimile at (972) 448-1408 or via email at dhalbert@compx.com.

Sincerely,

CompX International Inc.

By: _/s/ Darryl R. Halbert
Darryl R. Halbert,
Vice President, Chief Financial Officer
   and Controller